Filed by Rockwell Collins, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Filer: Rockwell Collins, Inc.
Subject Company: B/E Aerospace, Inc.
SEC File No.: 0-18348
SEC File No. of
Registration Statement on Form S-4 filed by
Rockwell Collins, Inc.: 333-214774
Date: February 3, 2017

The following slides relating to the pending acquisition of B/E Aerospace, Inc. were presented by Kelly Ortberg, chairman, president and CEO of Rockwell Collins, Inc., to company employees at town hall meetings on March 29:

Combination expands product portfolio

■ Rockwell Collins ■ B/E Aerospace

COCKPIT

- Head up displays
- Head down displays
- Integrated avionics systems
- Communication, navigation and surveillance systems
- Pilot controls
- Fly by wire
- Autopilot
- Flight tracking solutions
- Flight deck connectivity
- Oxygen systems

COCKPIT
CABIN
EXTERNAL

CABIN

- Broadband connectivity
  Wireless routers
- Moving maps
- Premium seating
- Economy seating
- Galley systems
- Lavatories
- Water and waste solutions
- Cabin and specialty lighting
- Oxygen systems
- Crew rest

EXTERNAL

- Aircraft sensors/antennas
- Actuator solutions
- De-icing systems
- Lighting

- Food and beverage preparation and storage equipment
- Interior reconfiguration and certification services
- Interior monuments and structures
- Power conversion

A new chapter in our story: Rockwell Collins and B/E Aerospace

- Combination expands product portfolio
- Strengthens our positions with customers
- Enhances our ability to develop and integrate new technologies

Rockwell Collins and B/E Aerospace: Bigger. Stronger. Better.

Revenues[1]
$ in billions

$2.86
$5.26
$8.12
B/E AEROSPACE
Rockwell Collins
Pro Forma

(1) Trailing 12 months as of September 30, 2016.

COL | Pro Forma Combined

COL
Pro Forma Combined

Business units
- Government Systems
- Commercial Systems
- Information Management Services
- B/E Aerospace

Channels
- Government
- OEM
- Airline
- Civil Aftermarket
- Information Management

Geography
- U.S.
- International

Employees

COL
19,000
Combined
29,000

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, Rockwell Collins filed a registration statement on Form S-4 with the SEC that included a joint proxy statement/prospectus for the stockholders of Rockwell Collins and B/E Aerospace. The registration statement was declared effective by the SEC on February 3, 2017, and a definitive joint proxy statement/prospectus has been filed with the SEC on February 3, 2017. Each of Rockwell Collins and B/E Aerospace mailed the definitive joint proxy statement/prospectus to their respective stockholders and, may file other documents regarding the transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders are also able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders are also able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.

Safe Harbor Statement
This document contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy, as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.